     As filed with the Securities and Exchange Commission on August 7, 1998

                                                       Registration No. 333-____
===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933


                             QUARTERDECK CORPORATION
             (Exact name of registrant as specified in its charter)

                        DELAWARE                   95-4320650
           (State or other jurisdiction of     (I.R.S. Employer
            incorporation or organization)    Identification Number)

                               13160 MINDANAO WAY
                        MARINA DEL REY, CALIFORNIA 90292
                                 (310) 309-3700
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                GADI NAVON, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                             QUARTERDECK CORPORATION
                               13160 MINDANAO WAY
                        MARINA DEL REY, CALIFORNIA 90292
                                 (310) 309-3700
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)

                                    COPY TO:
                            BRADLEY D. SCHWARTZ, ESQ.
                              SCHWARTZ & ASSOCIATES
                       333 SOUTH GRAND AVENUE, SUITE 3950
                       LOS ANGELES, CALIFORNIA 90071-3197
                                 (213) 621-0978

                APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE
              TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE
                       DATE OF THIS REGISTRATION STATEMENT

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering.[ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                      CALCULATION OF REGISTRATION FEE(1)(3)

-----------------------------------------------------------------------------------------------
                                            Proposed           Proposed
                                            Maximum            Maximum
Title of Each Class                         Offering           Aggregate        Amount of
of Securities              Amount to be     Price Per          Offering         Registration
to be Registered           Registered(1)    Share (2)          Price (2)        Fee (3)
-----------------------------------------------------------------------------------------------
Common Stock, par
value $.001 par value      19,330,242       $.53125           $10,269,191      $3,030
-----------------------------------------------------------------------------------------------

(1) The number of shares of Common Stock registered hereunder represents the Company's good faith estimate of the number of shares which may be issued upon conversion of the Company's Series C Convertible Preferred Stock (the "Series C Preferred Stock"). Pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement also covers an indeterminate number of additional shares of Common Stock which may become issuable upon conversion of the Series C Preferred Stock by reason of reductions of the conversion price, in accordance with the terms of the Certificate of Designations of the Series C Convertible Preferred Stock. In the event of a stock split, stock dividend or similar transaction involving the Common Stock of the Registrant, in order to prevent dilution, the number of shares of Common Stock registered hereby shall be automatically increased to cover the additional shares of Common Stock in accordance with Rule 416.

(2) Estimated solely for the purpose of determining the registration fee. Calculated on the basis of the average of the high and low reported prices of the Registrant's Common Stock on the Nasdaq National Market on August 6, 1998.

(3) This Registration Statement also relates to 24,933,782 shares of Registrant's Common Stock previously registered on Registration Statements



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

     on Form S-3 (Registration Nos. 333-38693 and 333-52727) for which filing fees in the aggregate amount of $16,307 were previously paid.

                           ---------------------------

PURSUANT TO RULE 429, THE PROSPECTUS CONTAINED HEREIN ALSO RELATES TO SHARES OF THE REGISTRANT'S COMMON STOCK PREVIOUSLY REGISTERED ON REGISTRATION STATEMENTS ON FORM S-3 (REGISTRATION NOS. 333-38693 AND 333-52727).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


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

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

             SUBJECT TO COMPLETION, DATED AUGUST 7, 1998 PROSPECTUS

                             QUARTERDECK CORPORATION
                                  COMMON STOCK
                                ($.001 PAR VALUE)

                                44,264,024 SHARES

         This Prospectus relates to 44,264,024 shares, subject to certain anti-dilution and other adjustments (the "Shares"), of Common Stock, par value $.001 per share ("Common Stock"), of Quarterdeck Corporation, a Delaware corporation (the "Company"), issuable upon conversion of (i) 29,000 shares of the Company's Series C Convertible Preferred Stock, par value $.001 per share ("Series C Preferred Stock"), issued in a private placement between September and November 1997 (the "Private Placement") and (ii) 2,900 shares of Series C Preferred Stock issuable upon the exercise of warrants (the "Series C Preferred Stock Warrants") issued in connection with the Private Placement. 24,933,158 of such shares were previously registered and covered by a prospectus which is superseded by this Prospectus. The Shares may be offered for sale from time to time by the holders thereof listed herein (the "Selling Stockholders").

         As of July 23, 1998, approximately 24,512 shares of Series C Preferred Stock have been converted into approximately 19,637,358 shares of Common Stock. Based on a $.30 conversion price, the remaining shares of Series C Preferred Stock (including the shares of Series C Preferred Stock underlying the Series C Preferred Stock Warrants) would be convertible into approximately 24.5 million additional shares of Common Stock. Because the conversion ratio of the Series C Preferred Stock is dependent upon the market price of the Common Stock (as defined), the actual number of shares of Common Stock offered hereby is subject to adjustment and could be materially more or less depending on factors that cannot be predicted by the Company at this time, including, among others, application of the conversion provisions based on market prices prevailing immediately before the date of conversion. See "Risk Factors - Effect of Conversion of Series C Preferred Stock."

         The Company will not receive any proceeds from sales of the Shares. The Company will pay all of the expenses associated with the registration of the Shares, estimated to be approximately $34,530.

         The Common Stock is quoted on the Nasdaq National Market under the symbol "QDEK." On August 6, 1998, the last reported sale price per share of the Common Stock, as quoted on the Nasdaq National Market, was $.50.

    THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE



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

    SUBSTANTIAL DILUTION. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CAREFULLY
         CONSIDER THE FACTORS SET FORTH UNDER THE CAPTION "RISK FACTORS"
                     ON PAGES _ THROUGH __ OF THE PROSPECTUS

                             -----------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is August __, 1998.



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

                              AVAILABLE INFORMATION

         Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to this Registration Statement on Form S-3 (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission"), each statement being qualified in all respects by such reference and the exhibits and schedules hereto, which may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. and copies of the Registration Statement or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Room 1400, Chicago, Illinois 60606 and at the Jacob K. Javits Federal Building, 75 Park Place, New York, New York 10278. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, the address of which is http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are by this reference incorporated in and made a part of this Prospectus: (i) the Annual Report on Form 10-K for the fiscal year ended September 30, 1997, (ii) the Current Reports on Form 8-K dated October 3, 1997, October 7, 1997, March 9, 1998, April 2, 1998, June 25, 1998, July 8, 1998 and August 4, 1998 (iii) the
Quarterly Reports on Form 10-Q for the quarters ended December 31, 1997 and March 31, 1998 (iv) the Registration Statement on Form 8-A filed April 26, 1991, and (v) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Securities offered hereby have been sold or which deregisters all Securities then remaining unsold. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Copies of all documents that are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom



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

this Prospectus is delivered, upon a written or oral request to Quarterdeck Corporation, Attention: Corporate Secretary, 13160 Mindanao Way, Third Floor, Marina del Rey, California 90292, telephone number (310) 309-3700.



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

                                   THE COMPANY

         The Company develops, markets and supports computer software that enhances the performance, user productivity and cost-effectiveness of personal computing in standalone and networked environments. The Company provides its software solutions to individual, business, and government/education users through retail distribution, resellers, direct marketing operations and Internet downloads.

         The Company was incorporated in California in 1982 as Quarterdeck Office Systems. In June 1991, the Company changed its state of incorporation from California to Delaware and in February 1995 changed its name to Quarterdeck Corporation.

         The principal offices of the Company are located at 13160 Mindanao Way, Third Floor, Marina del Rey, California 90292, telephone number (310) 309-3700.

                                  RISK FACTORS

         The Securities offered hereby are speculative in nature and involve a high degree of risk. In addition to the other information included elsewhere in this Prospectus and in the Company's filings with the Commission, the following factors should be considered carefully in evaluating an investment in the Securities offered by this Prospectus.

DECLINING REVENUES, LOSSES AND LIQUIDITY

         The Company suffered a net loss of approximately $18.4 million for the fiscal year ended September 30, 1997. The Company suffered a net loss of approximately $7 million for the quarter ended March 31, 1998 and a net loss of $14.7 million for the quarter ended June 30, 1998. Net revenues for the nine months ended June 30, 1998 were $42 million compared to $68.5 million for the nine month period ended June 30, 1997. Past losses have resulted in the Company suffering negative net worth and significant decreases in its working capital and cash position. There can be no assurance that the Company will not suffer additional losses in the future (including additional write-downs of assets), that adequate operating funds will be internally generated, or that additional financing, if necessary, will be available, or if available, will be available on acceptable terms.

DEPENDENCE ON NEW PRODUCTS AND ADAPTATION TO TECHNOLOGICAL CHANGE

         The computer software industry is subject to rapid technological change often evidenced by new competing products, improvements in existing products and improvements and/or upgrades to operating systems. The Company depends on the successful development or acquisition and resulting sales of new products, including upgrades of existing products, to replace revenues from products introduced in prior years that have begun to experience reduced revenues or have become obsolete. If the Company's leading products become outdated or are rendered obsolete as a result of improvements in operating systems, hardware or technology generally and lose market share faster than those revenues are replaced by new products or if new products or existing product upgrades are not introduced in a timely manner or do not achieve the revenues anticipated by



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

the Company, the Company's operating results could be materially adversely affected. Even with normal development cycles, the market environment can change so quickly that features in certain products can become outdated soon after market introduction. These events may occur in the future and may have an adverse effect on future revenues and operating results.

         The Company is focusing significant efforts on evolving its core utilities and communication product lines into a set of products designed to enhance user performance, simplify system management and reduce the ongoing cost of ownership for networked personal computing. As part of this effort, the Company is developing new products and adapting its current technology into these products and has made and may continue to make strategic acquisitions and divestitures. There is no assurance these efforts will be successful. Other significant risks associated with the Company's focus on this category of products include the timing of releases in relation to competitive products, uncertainties surrounding the rate and extent of development of this new market and one-time losses and charges that may result from divestitures of non-core assets.

         The Company is also devoting substantial efforts to the development of software products that are designed to operate on Microsoft's Windows 95, Windows 98 and Windows NT. Microsoft Corporation may incorporate advanced utilities or other features in Windows 95 and/or Windows NT and/or their successors that may decrease the demand for certain of the Company's products including those under development. Should the Company not be able to timely develop and successfully market products that offer perceived value to users of these operating systems beyond that which is offered in the base operating system, future revenues would be adversely affected. In addition, Microsoft may introduce new or upgraded versions of their operating systems to replace currently available versions.

COMPETITION

         The personal computer market is intensely competitive, subject to strategic alliances of hardware and software companies and characterized by rapid changes in technology and frequent introductions of new products and features. The Company's competitors include developers of operating systems, applications and utility software and personal computer manufacturers that develop their own software products. The Company expects to encounter continued competition both from established companies and from new companies that are now developing, or may develop, competing products. Many of the Company's existing and potential competitors have financial, marketing and technological resources significantly greater than those of the Company.

         Future competitive product releases may cause disruptions in orders for the Company's products while users and the marketplace evaluate the competitive products. The extent of the disruption in orders and the impact on future orders of the Company's products will depend on various factors that are not fully known at this time, including the level of functionality, performance and features included in the final release of these competitive products and the price thereof and the market's evaluation of competitive products compared to the then current functionality, performance, features and price of the Company's products.



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

         The Company anticipates that the type and level of competition experienced to date will continue, and may increase, and future sales of its products will be dependent upon the Company's ability to timely and successfully develop or acquire new products or enhanced versions of its existing products for Windows 95, Windows 98 and Windows NT and/or other operating systems that may gain market acceptance. In addition, the Company must demonstrate to the user a need for the Company's products while developers of operating systems and competitive software products continue to enhance their products. To the extent that operating system enhancements, competitive products or bundling of competitive products with operating systems or computer hardware reduce the number of users who perceive a benefit from the Company's products, sales of the Company's products in the future would be adversely impacted.

         The Company believes that the primary competitive factors in the personal computer software market are product features and performance, time to market, product reliability, ease of use, product and vendor reputation, price, timeliness of product upgrades and the quality of customer support and service. Of these, time to market and price are becoming increasingly significant factors.

         The Company also competes with other companies in the personal computer software market for distributors and dealers, as well as for alliances with hardware and software vendors. The Company competes for distributors and dealers on the basis of the revenue opportunities presented by the Company's products, in addition to discounts, credit terms and promotional support.

NASDAQ LISTING

         The Company currently does not meet the continued listing requirements for trading on the Nasdaq National Market. The Company is exploring different steps it may take to achieve compliance with such requirements or to meet the listing requirements for and maintain a listing on the Nasdaq SmallCap Market. There can also be no assurance that the Company will be able to meet or continue to meet the listing requirements for the Nasdaq National Market or the Nasdaq SmallCap Market. In the event that the Company's Common Stock is delisted from the Nasdaq National Market and is ineligible to be listed on the Nasdaq SmallCap Market, sales of the Company's Common Stock would likely only be conducted in the over-the-counter market. This could negatively impact the liquidity of the Common Stock and investors could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's Common Stock.

DEPENDENCE ON AND INTENSE COMPETITION FOR KEY PERSONNEL

         Recruitment of personnel in the computer software industry is highly competitive. The Company's success depends to a significant extent upon the performance of its executive officers and other key personnel. The Company believes its ability to attract and retain highly qualified personnel has been adversely affected by the Company's recent restructurings and financial performance. As a result, there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services



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

of key individuals or the inability to attract and retain highly qualified personnel, including developers, could have a material adverse effect on the Company.

SUBSTANTIAL DEPENDENCE ON DISTRIBUTION CHANNELS

         A substantial portion of the Company's domestic and international sales are made through a limited number of personal computer hardware and software distributors which represent the Company on a non-exclusive basis. If the Company were to lose all or a significant portion of the revenue attributable to any of its principal distributors, or if its principal distributors were to lose sales of the Company's products to any of their principal accounts, the loss could have a material adverse affect on the Company's operating results. In addition, there has been a trend toward consolidation of distributors and retailers of personal computer hardware and software products. A reduction in the number of software distributors and retailers will increase the Company's dependence upon the remaining distributors and retailers and could affect their willingness to distribute, carry and promote products of the Company. The Company has recently begun to reduce the resources it commits to direct marketing of its products to end users through mail and telephone campaigns, in part to avoid conflicts among its sale channels and in part to make better use of these resources in other sales channels. There can be no assurance that the reduction in sales and profits through the direct marketing channel will be replaced by sales and profits in other channels.

"CHANNEL FILL" AND PRODUCT RETURNS

         Channel fill occurs when a product shipped into retail distribution does not sell-through to end users at expected rates, resulting in larger than expected product returns from retailers or distributors, in-channel price reductions that the Company must reimburse, and/or lower than expected future sell-in rates for these same products, all of which can adversely affect net revenue recognized in future periods. The Company seeks to take adequate reserves against these contingencies at the point it sells product into retail distribution, but these reserves are sized against expected sell-through rates and no assurance is possible that actual sell-through rates will accord with these expectations. Quarterdeck's return policy generally allows its distributors, subject to certain limitations, to return purchased products in exchange for new products or for credit toward future purchases. However, competitive factors and/or market conditions often require the Company to offer expanded rights of return for products that distributors or retailers are unable to sell. The Company also provides price protection rights to its distributors which generally give distributors credit for price decreases on products remaining in the distributors' inventory and on products remaining in retail customers' inventory.

EFFECT OF CONVERSION OF SERIES C PREFERRED STOCK

         The Company's Series C Preferred Stock is convertible into shares of Common Stock. Each share of Series C Preferred Stock is convertible into the number of shares of Common Stock equal to the quotient of (i) $1000.00 divided by (ii) the Conversion Price. Subject to the maximum Conversion Price specified below, the Conversion Price is equal to 101% of the average of the three lowest



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

daily trading prices for the 22 consecutive trading days immediately preceding the date of conversion (the "Conversion Date"). The maximum Conversion Price is $5.125 until March 31, 1999, and thereafter will be the lesser of (i) $5.125,
(ii) 101% of the average daily low trade prices of the Common Stock for all trading days in March 1999, (iii) 101% of the average daily low trade prices of the Common Stock for all trading days in September 1999 and (iv) 101% of the average daily low trade prices of the Common Stock for all trading days in March 2000. As of July 23, 1998, approximately 24,512 shares of Series C Preferred Stock have been converted into approximately 19,637,358 shares of Common Stock and approximately 7,388 shares of Series C Preferred Stock (including warrants) remain outstanding. The exact number of shares of Common Stock ultimately issuable upon conversion of all of the Series C Preferred Stock and offered hereby cannot currently be estimated but, generally, such issuances of Common Stock, respectively, will vary inversely with the market price of the Common Stock. The holders of Common Stock have been and may in the future be materially diluted by conversion of the Series C Preferred Stock which dilution will depend on, among other things, the future market price of the Common Stock and the decisions by holders of shares of Series C Preferred Stock as to when to convert such shares. The Company's Common Stock has experienced wide fluctuations in its stock price and stock market volatility, whether related to the stock market generally or the Company specifically. Such fluctuations, if coincident in time with conversions of Series C Preferred Stock, will impact directly the number of shares of Common Stock issuable upon conversion thereof. The terms of the Series C Preferred Stock do not provide for any limit on the number of shares of Common Stock which the Company may be required to issue in respect thereof.

SHARES ELIGIBLE FOR FUTURE SALE

         As of July 23, 1998, there are approximately 62.7 million shares of Common Stock and approximately 7,388 shares of Series C Preferred Stock (including Series C Preferred Stock issuable upon exercise of Warrants) issued and outstanding, $25 million in notes outstanding which are convertible into approximately 1.2 million shares of Common Stock, and employee stock options and other securities which are either convertible into or which may be exercised for an aggregate of approximately 6 million shares of Common Stock. No prediction can be made as to effect, if any, that future sales of Common Stock, or the availability of shares for future sale, will have on the market price of Common Stock prevailing from time to time. Sales or issuances of substantial amounts of Common Stock (including shares issued upon conversion of Series C Preferred Stock or upon the exercise or conversion of stock options or any warrants or debt securities), or the perception that such sales or issuances could occur, could adversely affect prevailing market prices for the Common Stock.

EFFECT OF STRATEGIC TRANSACTIONS

         During fiscal 1995 and fiscal 1996, Quarterdeck consummated a number of acquisitions which broadened the Company's product portfolio and sales distribution channels. At the end of fiscal 1996 and during fiscal 1997, the Company implemented a comprehensive, corporate-wide restructuring plan to focus the Company in the utilities and communications software categories. The Company's results for fiscal 1996 and fiscal 1997 were negatively impacted by the costs of integrations and acquisitions, including severance payments and asset devaluations. In June 1998, the Company announced that it is reducing costs and worldwide employee headcount. Implementation of these strategic transactions will result in substantial additional charges.

         In addition, there are significant business risks associated with acquisitions, including the successful integration of the companies in an efficient and timely manner, the coordination of research and development and sales efforts, the retention of key personnel, the diversion of management's attention from day to day matters and the integration of acquired products. Acquisitions may result in the Company competing with companies and in markets where the Company had not previously competed. There may also be an adverse impact on the revenues of acquired companies due to the transition of products sales and marketing and research and development activities.

PATENTS AND PROPRIETARY INFORMATION

         The Company relies on a combination of trade secret, patent, copyright and trademark laws, license agreements and non-disclosure agreements to protect its rights to its products. The Company provides its products to end users under a non-exclusive license that by its terms limits the warranties provided by and liability of the Company. The ability of software companies to enforce such licenses has not been finally determined by the U.S. Supreme Court. The use and registration by the Company of its trademarks and servicemarks do not assure that the Company has superior rights to others that may have registered or used identical or related marks on related goods or services, nor that such registrations or uses by others will not be used to attempt to foreclose use of a particular mark by the Company.

         The extent to which U.S. and foreign copyright and patent laws protect software has not been fully determined. In addition, changes in the interpretation of copyright and patent laws could expand or reduce the extent to which the Company or its competitors are able to protect their software and related intellectual property.

         Policing the unauthorized use of computer software is difficult and software piracy is expected to continue to be a persistent problem for the packaged software industry, particularly in certain international markets, and therefore for the Company.

         Over the last several years, the number of software-related patents issued by the United States Patent and Trademark Office has increased dramatically. The Company does not know all of the patents that have issued or that may be pending that could cover any of its products. Accordingly, the Company may not have, or may at any time lose, the right to develop, use or distribute one or more of its products. Any patent that precludes the Company from developing, using or distributing one or more of its products, that forces the Company to pay substantial royalties or substantial attorneys fees and other litigation costs, or that casts doubt on the Company's right to develop, use or distribute any product could have a material adverse effect on the Company.

LITIGATION



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

         In October 1997, a complaint was filed in the United States District Court for the District of Utah on behalf of PowerQuest Corporation against the Company. The complaint alleges that the Company's partitioning software (Partition-It) violates a patent held by PowerQuest. In January 1998, PowerQuest obtained a second patent relating to partitioning and has amended its complaint to allege infringement of that patent as well. The plaintiff seeks an injunction against distribution of Partition-It and damages. Although the Company believes the patents are invalid, there can be no assurance as to the actual outcome of this matter. The ultimate disposition of this matter could have a material adverse effect on the Company.

         The Company is a defendant in various other pending claims and lawsuits. Although there can be no assurances, management believes that the disposition of such matters will not have a material adverse impact on the results of operations or financial position of the Company. From time to time, the Company has received communications from third parties asserting that certain Company trademarks, packaging or advertising materials may infringe upon the intellectual property rights of others. There can be no assurance that existing or future infringement claims against the Company with respect to current or future trademarks, packaging or advertising materials will not result in costly litigation or require the Company to discontinue use of such trademarks, packaging or advertising materials.

FLUCTUATIONS IN OPERATING RESULTS AND STOCK PRICE

         The Company's future operating results and stock price could be subject to significant fluctuations and volatility. The Company's revenues and quarterly operating results may experience significant fluctuations and be unpredictable as the result of a number of factors including, among others, introduction of new or enhanced products by the Company or its competitors, rapid technological changes in the Company's markets, seasonality of revenues, changes in operating expenses and general economic conditions. The Company's net revenues and net income (loss) have fluctuated significantly from year to year and from quarter to quarter since the Company's initial public offering in June 1991.

         The Company also has experienced wide fluctuations in its stock price, which may be subject to significant fluctuations in the future over a short period of time. The trading price of the Common Stock increased from approximately $3.00 in January 1995 to a high of approximately $39.00 in December 1995 to a low of approximately $.56 in July 1998. Fluctuations may be due to factors specific to the Company, to changes in analysts' estimates or to factors affecting the computer industry or the securities markets in general. In addition, the existence or conversion of any outstanding convertible securities, any decline in revenues or quarterly operating results, or the failure to meet market expectations, could have an immediate and significant effect on the trading price of the Common Stock in any given period.

INTERNATIONAL OPERATIONS

         The Company's non-U.S. operations are subject to certain risks common to international activities, such as changes in foreign governmental regulations, tariffs and taxes, export license requirements, the imposition of trade barriers, difficulties in staffing and managing foreign operations, and political and economic instability.

         Because it conducts business in various foreign currencies, the Company is subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are recorded and the date that they are consummated. The Company is also subject to certain exposures arising from the translation and consolidation of the financial results of its foreign subsidiaries. The Company does not hedge either its translation risk or its economic risk. There can be no assurance that changes in currency exchange rates will not have a material impact on the Company's future operating results.

         Documents incorporated by reference in this Prospectus contain disclosure regarding certain risk factors with respect to the Company and an investment therein. Potential investors are urged to consider such risk factors prior to making an investment decision with respect to the Common Stock.

                           FORWARD LOOKING STATEMENTS

         This Prospectus as well as documents incorporated by reference in this Prospectus contain forward looking statements which are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Expressions of future goals and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements involve a number of risks and uncertainties, including the timely development and market acceptance of products and technologies, the ability to attract and retain key personnel, successful integration of acquisitions, the ability to secure additional sources of financing, the ability to reduce operating expenses and other factors described in such documents. The actual results that the Company achieves may differ materially from any forward-looking statements due to such risks and uncertainties. The Company undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this Prospectus.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information, as of July 23, 1998, regarding the beneficial ownership of shares of Series C Preferred Stock and the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock assuming a $.30 conversion price. The actual number of shares of Common Stock offered hereby is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors which cannot be predicted by the Company at this time, including, among others, application of the conversion provisions based on market prices prevailing at the actual date of conversion. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock or as to when, if ever, holders will elect to convert shares of Series C Preferred Stock into shares of Common Stock. See "Risk Factors--Effect of Conversion of Series C Preferred Stock." As of such date, Larry Fleischman, Theodore Meisel,

Natalie Meisel, and Barry Meisel beneficially own 800, 95, 66, and 65 shares of Common Stock, respectively, which may be sold by such Selling Shareholders hereunder. Such information has been provided to the Company by such Selling Stockholders. Except as otherwise indicated, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their securities, except to the extent that authority is shared by spouses under applicable law or as otherwise noted below. Information concerning such Selling Stockholders may change from time to time and any changes of which the Company is advised will be set forth in a Prospectus Supplement to the extent required. See "Plan of Distribution." The registration of the Shares does not necessarily mean that all or any of the Shares will be sold by the Selling Stockholders hereunder.

                                                              Common Shares
                                  Shares of Series            to be Sold in
                                  C Preferred Stock           the Offering
                                  -----------------    --------------------------
Name of Selling Shareholder       Number                Number            Percent
---------------------------       -----------------    --------           -------
Linda S. Cappello                        914           3,046,666            4.6%
KA Investments, LDC                      825           2,750,000            4.2%
Leonardo, L.P.                           763           2,543,333            3.9%
Marubeni Corporation                     750           2,500,000            3.8%
Stark International                      483           1,610,000            2.5%
Shepherd Investments                     483           1,610,000            2.5%
  International Ltd.
SIL Nominees Ltd.                        300           1,000,000            1.6%
James W. Montgomery                      295             983,333            1.5%
Kim Enterprises, LP                      284             946,666            1.5%
Earl E Gales, Jr                         250             833,333            1.3%
CC Investments LDC                       233             776,666            1.2%
GPZ Trading, LLC                         228             760,000            1.2%
Paul Rajewski                            183             610,000              *
Omicron Partners L.P.                    166             553,333              *
Gerard K. Cappello                       161             536,666              *
Raphael, L.P.                            125             416,666              *
Crisostomo B. Garcia Trust               100             333,333              *
Olympus Securities, Ltd.                  97.5           325,000              *
Ramius Fund, Ltd.                         95             316,666              *
Steven Amos                               94             313,333              *
Larry K. Fleischman                       81             270,000              *
Nelson Partners                           80.5           268,333              *
AG Super Fund International               63             210,000              *
  Partners, L.P.
Jeffrey C. Ullman Living Trust            63             210,000              *
GAM Arbitrage Investments, Inc.           63             210,000              *
James Scott Watt                          38             126,666              *
Laredo Capital Partners                   25              83,333              *
Theodore Meisel                           25              83,333              *
David Balfour                             25              83,333              *
Alfred Romano                             19              63,333              *
Kenneth L. Staub Trust                    19              63,333              *
NY-DBL Diamond Group                      13              43,333              *
Lisa G. Shine                             10              33,333              *

Loretta Hirsh Shine                       10              33,333              *
John M. Bendheim, Jr                      10              33,333              *
Natalie Meisel                             7              23,333              *
Barry Meisel                               7              23,333              *
                                   ----------         ----------
  Totals                               7,388          24,626,666(1)

*   Less than 1%.

(1) Includes fractional shares.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby.

                              PLAN OF DISTRIBUTION

         The Selling Stockholders have advised the Company that the sale or distribution of the Common Stock may be effected directly to purchasers by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest, as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on any stock exchange, in the Nasdaq National Market, or in the over-the-counter market, (ii) in transactions otherwise than on any stock exchange or in the over-the-counter market, or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sales of, the Common Stock made within 3 days prior to conversion of Series C Convertible Preferred Stock in an amount not greater than the number of shares issuable upon such conversion. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Stockholder or by agreement between the Selling Stockholder and underwriters, brokers, dealers or agents, or purchasers. If the Selling Stockholders effect such transactions by selling common Stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers or Common Stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Stockholders and any brokers, dealers or agents that participate in the distributions of the Common Stock may be deemed to be underwriters, and any profit on the sale of Common Stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

         Under the securities laws of certain states, the Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         The Company has informed the Selling Stockholders that the anti-manipulation provisions of Regulation M under the Exchange Act may apply to purchases and sales of the Common Stock by the Selling Stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the Common Stock. The Company has also advised the Selling Stockholders that if a particular offer of Common Stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then to the extent required, a Prospectus Supplement must be distributed setting forth such terms and related information as required.


                                  LEGAL MATTERS

         Certain legal matters will be passed upon for the Company by Schwartz & Associates, Los Angeles, California.


MISCELLANEOUS

         NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


SEC Registration Fee                                 $ 3,030
Nasdaq Application Fee                               $17,500
Legal fees and expenses*                              $9,000
Accounting fees and expenses*                         $5,000
Blue sky fees and expenses*                                0
Miscellaneous*                                             0
TOTAL*                                               $34,530

*Estimated.
Includes expenses from Registration Statements on Form S-3 (Nos. 333-38693 and 333-52727).

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide: (i) the Registrant is required to indemnify its directors and officers and may indemnify its other employees and agents, and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary; (ii) the Registrant is required to advance expenses, as incurred, to such directors and officers and may advance expenses to such other employees and agents in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iii) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with such directors, officers, employees and agents;
(iv) the Registrant may maintain director and officer liability insurance to the extent reasonably available; and (v) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers, employees and agents. The Registrant has also entered into an agreement with its directors and certain of its officers indemnifying them to the fullest extent permitted by the foregoing. These indemnification provisions, and the Indemnification Agreements entered into between the Registrant and its directors and certain of its officers, may be sufficiently broad to permit indemnification of the Registrants, officers and directors for liabilities arising under the Securities Act.

ITEM 16.  EXHIBITS

The following are filed as exhibits to this Registration Statement:

Exhibit Number    Description
--------------    -----------
5.1               Opinion and Consent of Schwartz & Associates.
23.1              Consent of Schwartz & Associates (contained in Exhibit 5.1).
23.2              Consent of KPMG Peat Marwick LLP, independent certified
                  public accountants.
24.1              Power of Attorney (included on the signature page).


ITEM 17.  UNDERTAKINGS

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein and the offerings of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matters have been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities
Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee," table in the effective registration statement; (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs
(1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 7th day of August, 1998.


                                        QUARTERDECK CORPORATION



                                        By: /s/ KING R. LEE
                                           ---------------------------------
                                                King R. Lee
                                                Interim President

                                POWER OF ATTORNEY

        We, the undersigned directors and officers of Quarterdeck Corporation, do hereby constitute and appoint King R. Lee and Frank R. Greico our true and lawful attorney and agent, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments or use and in our names in the capacities indicated below, which said attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorney and agent shall do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                                   TITLE                                       DATE
---------                                   -----                                       ----
/s/ KING R. LEE                     Interim President                                  August 7, 1998
---------------------------         and Director
King R. Lee                         (Principal Executive Officer)

/s/ FRANK R. GREICO                 Senior Vice President and                          August 7, 1998
---------------------------         Chief Financial Officer
Frank R. Greico                     (Principal Financial and
                                    Accounting Officer)

/s/ FRANK W. T. LaHAYE              Director                                           August 7, 1998
---------------------------
Frank W. T. LaHaye

/s/ HOWARD L. MORGAN                Director                                            August 7, 1998
---------------------------
Howard L. Morgan


/s/ WILLIAM H. LANE III             Director                                            August 7, 1998
---------------------------
William H. Lane III

                                INDEX TO EXHIBITS


Exhibit Number    Description
--------------    -----------
5.1               Opinion and Consent of Schwartz & Associates.
23.1              Consent of Schwartz & Associates (contained in Exhibit 5.1).
23.2              Consent of KPMG Peat Marwick LLP, independent certified
                  public accountants.
24.1              Power of Attorney (included on the signature page).